Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:
Moduslink Global Solutions, Inc. (the “Company”)
Soliciting materials filed under Rule 14a-12 by
Peerless Systems Corporation, V Investment Partners III LLC,
Locksmith Capital Advisors Inc., Timothy E. Brog and Jeffrey S. Wald
Filed October 4, 2011
File No. 0-23262

Dear Ms. Kim:

Reference is made to the Soliciting Materials filed on October 4, 2011 (“October 4, 2011 Soliciting Material”) with the Securities and Exchange Commission (the “Commission”) by Peerless Systems Corporation, V Investment Partners III LLC, Locksmith Capital Advisors Inc., Timothy E. Brog and Jeffrey S. Wald (collectively, the “Peerless Group”), in connection with the Peerless Group’s solicitation of proxies from the stockholders of the Company for use at its 2011 Annual Meeting of Stockholders.

Submitted for your review are two copies of (i) a memorandum, attached as Annex A hereto, setting forth Peerless’ responses to your comments made by letter dated October 5, 2011 and (ii) supplemental materials (attached thereto as Exhibits A-I) in response to comments 1 and 2.  For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff’s comment letter.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

PEERLESS SYSTEMS CORPORATION

By:  /s/  Robert Kalkstein
Robert Kalkstein
Acting Chief Financial Officer

Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

Annex A

Peerless’ Responses to Comments
Transmitted by Letter dated October 5, 2011

1.	We note the following statements about the Company’s financial or operating performance:

●
“The reasons for the nominations are that over the past five years the current Board of Directors have overseen the Company’s declining stock price,  misuse of its balance sheet through disastrous acquisitions and investments, and poor operating performance;”

Over the last five fiscal years, ModusLink’s share price declined 59.7% from $10.40 per share on the close of July 31, 2006 to $4.19 per share on the close of July 29, 2011.  Please see the attached Exhibits A-1 and A-2 for support of this supplemental information.

The Company’s Board of Directors misused its balance sheet by spending $90.5 million for two acquisitions in 2008 and one in 2009 whose aggregate value has subsequently been written down by 59%.  The table set forth below, shows the date, acquisition, purchase price, and subsequent write-downs associated with each transaction. Please see the attached Exhibits B-1, B-2, B-3 and B-4 for support of this supplemental information.

Date		Acqusition	Business Description	Purchase Price (cash $ millions)		Write Down in Q4'10 ($ millions)		Write Down in Q2'11 ($ millions)		Total Write Downs ($ millions)	% of purchase price
3/18/2008	A	Open Channel Solutions "OCS"	Provides entitlement and e-business management services and solutions to software publishers and digital content providers.	$13.70	A	$2.80	C			$2.80	20%
5/2/2008	A	PTS Electronics "PTS"	Remanufacturer of wireless products and HDTV’s	45.80	A	12.80	C	15.90	D	28.70	63%
12/4/2009	B	Tech For Less "TFL"	Buys returned consumer electronics products and excess inventory from retailers. Resells refurbished products through its own website.	31.00	B	10.20	C	11.30	D	21.50	69%
			TOTALS	$90.50		$25.80		$27.20		$53.00	59%

Tickmark Legend
A - Refer to Exhibit B-1
B - Refer to Exhibit B-2
C - Refer to Exhibit B-3
D - Refer to Exhibit B-4

In addition, as noted on page 7 of the Company’s fiscal second quarter 10-Q filing on March 14, 2011, the Company lowered its revenue growth forecast for two of the three acquisitions for the foreseeable future as noted in the attached Exhibit C for supplemental information that supports our statement.

Furthermore over the last five fiscal years, from July 31, 2006 through July 31, 2011, shareholder’s equity (or book value per share) declined from $10.29 per share to $5.55 per share representing a 46.1% decrease during that period. See table below and the attached Exhibits D-1 and D-2 that supports our statement.

	Years Ended July 31,
Balance Sheet Data	2011	2006
Book Value (Total Stockholder's Equity)	$243,179	$497,915
Shares of common stock outstanding	43,820,641	48,394,888	(adjusted for a 1 for 10 reverse stock split)

Book Value Per Share	$5.55	$10.29
Year-Over-Year % Change	(46.1)%

During the last five fiscal years from August 1, 2006 through July 31, 2011, which is the time period Joseph Lawler has been Chairman of the Board,  revenues declined 23.7%, gross profit decreased 29.7%, gross margins declined 75 basis points, and recurring operating income (excluding impairment of goodwill and restructuring charges) fell by 169.4%.  Please refer to the data below and the attached Exhibits E-1 and E-2 for support of this supplemental information.

	Years Ended July 31,
Income Statement Data ($ amounts in millions)	2011	2006
Revenues	$876,466	$1,148,886
Gross Profit	$83,633	$118,231
Gross Margin	9.5%	10.3%
Recurring Operating Income*	$(7,011)	$10,106

% Change from 2006 to 2011
Revenues	(24)%
Gross Profit	(29)%
Gross Margins	(75)	basis points
Operating Income	(169)%

* Recurring Operating Income calculation	2011	2006
Reported operating income	$(34,972)	$585
Plus: Restructuring, net	$795	$9,521
Plus: Impairment of Goodwill	$27,166	$0
Recurring Operating Profit	$(7,011)	$10,106

●	The directors “have chronically failed at applying a return on investment approach to many of the large expenditure decisions made by the Company;”

The Company implemented an Enterprise Resource Planning (“ERP”) software for approximately $33 million.   Please refer to the attached Exhibit F-1 for supplemental information that supports our statement.

The Company has failed to achieve a return on investment on this large expenditure when considering that the enterprise value for the Company decreased from approximately $378 million, from when the project was being integrated at the end of the Company’s fiscal 2007 to approximately $21.8 million on the close of September 28, 2011, the day before Peerless issued its press release.  This represents a 94% decrease in enterprise value.   Please refer to the table below that calculates the Company’s enterprise values for the referenced two time periods.

Period End	7/31/07	7/31/11
Stock price at Close	10/15/07	9/28/11

Stock price (Exhibits F-2 and F-3)	$14.10	$3.35

Shares outstanding date	10/10/2007	7/31/2011
Shares outstanding (Exhibits F-4 and F-5)	48,925	43,820
Market Cap	$689,838	$146,797

Plus: Debt	$0	$0
Less: Cash (Exhibits F-6 and F-7)	$169,481	$111,225
Less: Short-term investments (Exhibit F-6)	$111,850	$0
Less: Investments (Exhibit F-6 and F-7)	$30,460	$12,016

Enterprise Value	$378,047	$21,794

Percent decrease		(94.2)%

Please refer to the Exhibit G-1, as well as the paragraph below, of the excerpt from the Company’s earnings call transcript further supporting our statements.

Joe Lawler’s, comments ModusLink Global Solutions, Inc., Q1 2008 Earnings Call, December 3, 2007.

… [W]e operate about nine different ERP systems to date, nine different instances of a couple of different ERP systems. The cost of all of those things is one of the reasons that we have said publicly that we will bring the cost of our SG&A expense as a percentage of revenue from the 10% to 11% range down into the 7% range. So there’s both the elimination of those duplicate costs, there’s further standardization that is enabled as a result of those costs, but then we also need and expect revenue growth, which also reduces that percentage of SG&A as a percentage of revenue.”

So far, the cost savings benefits from the ERP initiative measured by SG&A expense as a percentage of revenues, never came down to the 7% range as Joe Lawler, the Company’s CEO and Chairman publicly stated.  The table below, as well as the supplemental information provided in Exhibit G-2, supports our statement.

	Years Ended July 31,
	2011	2010	2009	2008	2007	2006
Net Revenues	$876,466	$923,996	$1,008,554	$1,068,207	$1,143,026	$1,148,886
SG&A	$85,187	$92,855	$100,409	$113,969	$106,836	$103,301

SG&A as % of Net Revenues	9.7%	10.0%	10.0%	10.7%	9.3%	9.0%

●
It is evident that the chronic underperformance of the Company and the dramatically declining stock price, which is trading at its multi-year low, that the Board of Directors are clearly not getting the job done.”

ModusLink’s stock was trading, when adjusting for the special dividend of $.91 per share of cash paid in March 2011 and the 1 for 10 reverse stock split, at $10.40 per share on July 31, 2006 and at $4.26 per share on September 28, 2011.  Please see the attached Exhibit H that supports our statement.

ModusLink’s Historical Stock Price Performance From July 31, 2006 – September 28, 2011*

$28.00
$26.00
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
7/31/2006
9/30/2006
11/30/2006
1/31/2007
3/31/2007
5/31/2007
7/31/2007
9/30/2007
11/30/2007
1/31/2008
3/31/2008
5/31/2008
7/31/2008
9/30/2008
11/30/2008
1/31/2009
3/31/2009
5/31/2009
7/31/2009
9/30/2009
11/30/2009
1/31/2010
3/31/2010
5/31/2010
7/31/2010
9/30/2010
11/30/2010
1/31/2011
3/31/2011
5/31/2011
7/31/2011
9/30/2011

*Adjusted for the special dividend of $.91 of cash per share paid in March 2011 and the 10 for 1 reverse stock split.

Source:  Exhibit H

2.
Please further describe how the nominees will be “rationalizing the costs of the Company’s core business” and any specific plans regarding the sale of the company. Please revise to clarify that your board nominees’ plans could change subject to their fiduciary duty to stockholders if elected.

The Company’s September 27, 2011 press release (Exhibit I) indicated that it is undertaking various cost savings initiatives during fiscal 2012 and 2013.  Specifically, according to the press release the Company plans on cost reductions of $30 to $40 million during fiscal 2012 and 2013 of which $15 to $20 million of these savings are expected to be realized during fiscal 2012.  Our nominees will assess and justify rational business costs at the Company, continuing the plans as noted by the Company in its September 27, 2011 press release:

 “The Company's cost reduction plans are expected to result in annualized pre-tax savings of approximately $30 to $40 million. The Company expects to begin to realize the benefits of these actions mainly in the second half of fiscal 2012 and estimates approximately $15 to $20 million of benefit for the 2012 fiscal year. The majority of these savings are expected to be generated from executing strategic sourcing initiatives, reducing labor costs and restructuring of facilities to better align capacity with product volumes from clients.”

Currently, Peerless does not have any specific plans regarding the sale of the Company.  However, the Peerless nominees, if elected, will ensure that ModusLink undergoes a thorough and comprehensive strategic review of opportunities to maximize stockholder value.  This process could include the sale of all or part of the Company.  We will act as fiduciaries for the ModusLink stockholders and attempt to make sure that no fire sales or reactionary decisions will be taken by the Company,  or conversely, that no attractive offers for all or part of the Company will be rejected without due consideration.

The Peerless nominees acknowledge that any ideas or strategies that we have prior to joining the Board may change based upon our fiduciary responsibilities if elected to the Board of ModusLink.

3.
We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later. Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available. Participants may not refer to participant information to be provided at some future time such as the proxy statement.  Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b. In future filings, please revise to describe any direct or indirect interests.

The appropriate disclosures have been included in the Preliminary Proxy Statement, which was filed yesterday, October 24, 2011, with the Commission.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Soliciting Material under Rule 14a-12 (the “Soliciting Material”) filed by Peerless Systems Corporation on October 4, 2011, each of the undersigned acknowledges the following:

●	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Soliciting Material relating to such participant.

●
The Staff’s comments or changes to disclosure in response to Staff comments in the Soliciting Material reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Soliciting Material.

●	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PEERLESS SYSTEMS CORPORATION

By: /s/ Timothy Brog
Name: Timothy E. Brog
Title: Chief Executive Officer

V INVESTMENT PARTNERS III LLC

By: /s/ Timothy Brog
Name: Timothy E. Brog
Title: Portfolio Manager

LOCKSMITH CAPITAL ADVISORS INC.

By: /s/ Timothy Brog
Name: Timothy E. Brog
Title: Chief Executive Officer

/s/ Timothy Brog
TIMOTHY E. BROG

/s/ Jeffrey Wald
JEFFREY S. WALD

Exhibit A-1

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Exhibit B-1

Table of Contents

MLNK FY2008 10-K, page 17

ITEM 7.— MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, those discussed in Item 1A of this report, "Risk Factors", and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. We do not undertake any obligation to update forward-looking statements whether as a result of new information, future events or otherwise.

Overview

ModusLink Global Solutions, through its subsidiary, ModusLink, provides industry-leading end-to-end global supply chain management solutions that help businesses market, sell and distribute their products and services. Our core capabilities are categorized as sourcing and supply base management, manufacturing and product configuration, fulfillment and distribution, e-Business, and aftermarket services such as reverse logistics and asset disposition. ModusLink services technology-based clients in such markets as computing, software, consumer electronics, storage and communications.

On March 18, 2008, ModusLink Global Solutions acquired Open Channel Solutions, Inc. ("OCS") for approximately $13.7 million in cash. OCS provides solutions that manage entitlements for software licenses, maintenance and support subscriptions, hardware features and rights-managed content. The acquisition is expected to provide a complementary offering which permits the Company to offer a "digital to physical" supply chain management solution. On May 2, 2008, the Company acquired PTS Electronics ("PTS") for approximately $45.8 million in cash. PTS was a privately held company and an independent consumer-electronics service repair and reverse logistics provider in the United States. The variety of consumer electronics service solutions offered by PTS is expected to create a strategic extension of the end-to-end supply chain solutions offered through ModusLink.

We also invest in emerging, innovative and promising technologies and industries through our venture capital business, @Ventures. Approximately $5.6 million was invested by @Ventures and we received approximately $20.1 million of proceeds from the acquisition by third parties of certain of @Ventures portfolio companies in fiscal 2008.

Management evaluates operating performance based on net revenue, operating income (loss), and net income (loss), and, across its segments, on the basis of "non-GAAP operating income (loss)," which is defined as operating income (loss) excluding net charges related to depreciation, long-lived asset impairment, restructuring, amortization of intangible assets and stock-based compensation. See Note 8 of the accompanying notes to consolidated financial statements included in Item 8 below for segment information, including a reconciliation of non-GAAP operating income (loss) to net income (loss).

During the latter part of fiscal 2005, we developed a set of strategic initiatives and an operating plan focused on increasing both revenue and profitability. We view the continued development of our global operational infrastructure and footprint as a primary source of differentiation in the marketplace. We believe that by leveraging our global footprint we will be able to optimize our clients' supply chains using multi-facility, multi-geographic solutions.

During fiscal 2008, our focus was on executing against our strategic plan, including implementing the following initiatives designed to achieve our goals:

Drive sales growth through a combination of existing client penetration and targeting new vertical markets. Historically, a significant portion of our revenues from our supply chain business have been generated from clients in the computing and software verticals. These verticals are mature and, as a result, gross margins in these verticals tend to be low. To address this, we have expanded our sales focus to include three new markets, in addition to the computing and software verticals, that we believe can benefit from our supply chain expertise. We believe these verticals, communications, storage devices, and consumer electronics, are experiencing faster growth than our historical markets, and represent opportunities to realize higher gross margins on our services. Companies in these markets often are early in their product life cycles and have significant need for a supply chain partner which will be an extension to their business models.

Exhibit B-2

Table of Contents

MLNK FY2010 10-K, page 4

Optimized Configuration—The Optimized Configuration solution combines ModusLink's supply chain design expertise and the industry's largest global footprint with techniques, tools and processes in network optimization, discrete event simulation and inventory optimization to execute a supply chain network and inventory strategy that can manage the complexities of global supply and demand.

ModusLink designs and executes a flexible global supply chain by employing optimization methodologies such as postponement and deferred configuration that leverage the best time and place in the supply chain to perform final configuration, packaging and distribution of products. By executing these key processes in-region and later in the cycle when demand is more established, clients can often improve time to market, lower costs and optimize component and finished goods inventory to better meet global demand. This reduces excess and obsolescence and minimizes the need for rework if forecasts are inaccurate.

Aftermarket Services

The aftermarket services manage the complete range of post-sales activity including customer service, technical support and multi-channel returns management to testing, repair, and asset disposition enabling clients to gain greater efficiency, cost reduction and asset value retention, while improving customer satisfaction. With this combined expertise, services, technologies and global operating infrastructure, clients are provided with an end to end offering. Aftermarket services are delivered through ModusLink, ModusLink PTS and TFL.

e-Business

ModusLink enables a direct end-user revenue channel for clients through its e-Business solutions that include integrated e-commerce, customer support, financial transaction processing and physical shipment and returns processes on a global basis.

Entitlement Management

The entitlement management solutions facilitate revenue generation for software publishers and related businesses by managing the complexities of multi-channel subscription and customer access rights (entitlements) inherent in software licensing through a line of technology, consulting and customer support solutions. The entitlement management capabilities are delivered through ModusLink OCS.

ModusLink's solutions seamlessly integrate with other supply chain service providers such as contract manufacturing companies and third-party logistics providers. ModusLink improves the efficiency and effectiveness of the supply chain by optimizing and executing procurement, product customization, multi-channel fulfillment, returns, repair and product value recovery processes.

Acquisitions in Fiscal 2010

Tech for Less, LLC.

On December 4, 2009, the Company completed the acquisition of Tech for Less, LLC, a processor and marketer of customer-returned consumer electronics and business technology products. The Company acquired 100% of the equity interest of TFL for approximately $31.0 million.

Acquisitions in Fiscal 2008

Open Channel Solutions, Inc.

On March 18, 2008, the Company completed the acquisition of Open Channel Solutions, Inc., a leading global

Exhibit B-3

MLNK FY2010 10-K, page 33

Share-Based Compensation Plans

The Company recognizes share-based compensation in accordance with the provisions of ASC Topic 718, "Compensation – Stock Compensation" ("ASC Topic 718") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases based on estimated fair values.

ASC Topic 718 requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under ASC Topic 718 for the periods prior to August 1, 2005, the Company established estimates for forfeitures. Share-based compensation expense recognized in the Company's consolidated statements of operations for the fiscal years ended July 31, 2010, 2009 and 2008 included compensation expense for share-based payment awards granted prior to, but not yet vested as of July 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of ASC Topic 718 and compensation expense for the share-based payment awards granted subsequent to July 31, 2005 based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718.

The Company uses the binomial-lattice option-pricing model ("binomial-lattice model") for valuation of share-based awards. The Company believes that the binomial-lattice model is an accurate model for valuing employee stock options since it reflects the impact of stock price changes on option exercise behavior. The Company uses third party analyses to assist in developing the assumptions used in its binomial-lattice model and the resulting fair value used to record compensation expense. The Company's determination of fair value of stock options on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Any changes in these assumptions may materially affect the estimated fair value of the share-based award.

Accounting for Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

The Company follows ASC Topic 360, "Property, Plant, and Equipment" ("ASC Topic 360"). Under ASC Topic 360, the Company tests certain long-lived assets or group of assets for recoverability whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. ASC Topic 360 defines impairment as the condition that exists when the carrying amount of a long-lived asset or group, including property and equipment and other intangible assets, exceeds its fair value. The Company evaluates recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value. Management uses third party valuation reports to assist in its determination of fair value.

The Company is required to test goodwill for impairment annually or if a triggering event occurs in accordance with the provisions of ASC Topic 350, "Goodwill and Other" ("ASC Topic 350"). The Company's policy is to perform its annual impairment testing for its reporting units, on July 31, of each fiscal year. As of July 31, 2010, the reporting units with amounts recorded for goodwill are the ModusLink OCS, ModusLink PTS and TFL reporting units.

The Company's valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and on projections of future operating performance. The Company typically estimates the fair value of long-lived assets using the income approach. Management uses third party valuation experts to assist in its determination of the fair value of reporting units subject to impairment testing. The Company operates in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If our assumptions used in estimating our valuations of the Company's reporting units for purposes of impairment testing differ materially from actual future results, the Company may record impairment charges in the future and our financial results may be materially adversely affected. During the fourth quarter of fiscal year 2010, the Company completed its annual impairment analysis of goodwill. As a result of the annual impairment analysis and in connection with the preparation of its annual financial statements for the fiscal year ended July 31, 2010 the Company concluded that its goodwill was impaired and recorded a $25.8 million non-cash goodwill impairment charge, consisting of $2.8 million for ModusLink OCS, $12.8 million for ModusLink PTS and $10.2 million for TFL. During the second quarter of fiscal year 2009, indicators of potential impairment caused the Company to conduct an interim impairment test as of January 31, 2009. As a result of our interim impairment analysis and in connection with the preparation of our quarterly

33

Exhibit B-4

MLNK FY2011 Q2 10-Q, page 7

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(4) GOODWILL AND INTANGIBLE ASSETS

The Company conducts its goodwill impairment test on July 31 of each fiscal year. In addition, if and when events or circumstances change that could reduce the fair value of any of its reporting units below its carrying value, an interim test would be performed. In making this assessment, the Company relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data. The Company's reporting units are the same as the operating segments: Americas, Asia, Europe, e-Business, ModusLink PTS and TFL.

During the second quarter of fiscal year 2011, indicators of potential impairment caused the Company to conduct an interim impairment test for goodwill and other long-lived assets, which includes amortizable intangible assets for its ModusLink PTS and TFL reporting units in connection with the preparation of its quarterly financial statements for the quarter ended January 31, 2011. These indicators included continued operating losses, the departure of key personnel, and increasingly adverse trends that resulted in further deterioration of current operating results and future prospects for both the ModusLink PTS and TFL reporting units. These adverse trends include increased competition for and a decline in the supply of quality products at a reasonable cost for TFL, pricing pressure from existing customers for ModusLink PTS, and the emergence and growth of new competitors for both ModusLink PTS and TFL.

As a result of the impairment tests, the Company concluded that its goodwill was impaired and recorded a $13.2 million non-cash goodwill impairment charge, consisting of $7.1 million for ModusLink PTS and $6.1 million for TFL. The Company also determined that its intangible assets were impaired and recorded a $14.0 million non-cash intangible asset impairment charge, consisting of $8.8 million for ModusLink PTS and $5.2 million for TFL. The goodwill and intangible asset impairment charges for ModusLink PTS are not deductible for tax purposes. The goodwill and intangible asset impairment charges for TFL are deductible as amortization for tax purposes over time. The impairment charge did not affect the Company's liquidity or cash flows.

The estimated fair values of our reporting units for the goodwill impairment test were evaluated using an income approach by calculating the present value of estimated future cash flows. We believe the use of the income approach is appropriate due to lack of comparability to guideline companies and the lack of comparable transactions under the market approach. The income approach incorporates many assumptions including future growth rates, discount factors, expected capital expenditures and income tax cash flows. In developing an appropriate discount rate to apply in its estimated cash flow models the Company developed an estimate of its weighted average cost of capital for ModusLink PTS and TFL.

While performing the interim goodwill impairment test, the Company lowered its forecast of revenue growth and gross profit margins for ModusLink PTS and TFL for fiscal years 2011 to 2018. Revenue growth rates and gross profit margins are the variables which have the most significant impact to the discounted cash flow models for these reporting units. The decline in our forecasts for ModusLink PTS and TFL is attributable to our consideration of the operating losses for these reporting units during the first half of fiscal year 2011, the consideration of the impact that the departure of key personnel could have on our future operating results for these reporting units, and increasingly adverse trends that resulted in further deterioration of current and future operating results.

In connection with completing the goodwill impairment analysis the Company also evaluated the recoverability of its long-lived assets at the ModusLink PTS and TFL reporting units. The asset groups for both ModusLink PTS and TFL are at the reporting unit level. Recoverability of these asset groups is determined by comparing forecasted undiscounted net cash flows of the reporting units to their respective carrying values. If the

7

PTS	$7.1 million	TFL $6.1 million
	8.8 million	5.2 million
	15.9 million	11.3 million

Exhibit C

Table of Contents

MLNK FY2011 Q2 10-Q, page 7

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(unaudited)

(4) GOODWILL AND INTANGIBLE ASSETS

The Company conducts its goodwill impairment test on July 31 of each fiscal year. In addition, if and when events or circumstances change that could reduce the fair value of any of its reporting units below its carrying value, an interim test would be performed. In making this assessment, the Company relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data. The Company's reporting units are the same as the operating segments: Americas, Asia, Europe, e-Business, ModusLink PTS and TFL.

During the second quarter of fiscal year 2011, indicators of potential impairment caused the Company to conduct an interim impairment test for goodwill and other long-lived assets, which includes amortizable intangible assets for its ModusLink PTS and TFL reporting units in connection with the preparation of its quarterly financial statements for the quarter ended January 31, 2011. These indicators included continued operating losses, the departure of key personnel, and increasingly adverse trends that resulted in further deterioration of current operating results and future prospects for both the ModusLink PTS and TFL reporting units. These adverse trends include increased competition for and a decline in the supply of quality products at a reasonable cost for TFL, pricing pressure from existing customers for ModusLink PTS, and the emergence and growth of new competitors for both ModusLink PTS and TFL.

As a result of the impairment tests, the Company concluded that its goodwill was impaired and recorded a $13.2 million non-cash goodwill impairment charge, consisting of $7.1 million for ModusLink PTS and $6.1 million for TFL. The Company also determined that its intangible assets were impaired and recorded a $14.0 million non-cash intangible asset impairment charge, consisting of $8.8 million for ModusLink PTS and $5.2 million for TFL. The goodwill and intangible asset impairment charges for ModusLink PTS are not deductible for tax purposes. The goodwill and intangible asset impairment charges for TFL are deductible as amortization for tax purposes over time. The impairment charge did not affect the Company's liquidity or cash flows.

The estimated fair values of our reporting units for the goodwill impairment test were evaluated using an income approach by calculating the present value of estimated future cash flows. We believe the use of the income approach is appropriate due to lack of comparability to guideline companies and the lack of comparable transactions under the market approach. The income approach incorporates many assumptions including future growth rates, discount factors, expected capital expenditures and income tax cash flows. In developing an appropriate discount rate to apply in its estimated cash flow models the Company developed an estimate of its weighted average cost of capital for ModusLink PTS and TFL.

While performing the interim goodwill impairment test, the Company lowered its forecast of revenue growth and gross profit margins for ModusLink PTS and TFL for fiscal years 2011 to 2018. Revenue growth rates and gross profit margins are the variables which have the most significant impact to the discounted cash flow models for these reporting units. The decline in our forecasts for ModusLink PTS and TFL is attributable to our consideration of the operating losses for these reporting units during the first half of fiscal year 2011, the consideration of the impact that the departure of key personnel could have on our future operating results for these reporting units, and increasingly adverse trends that resulted in further deterioration of current and future operating results.

In connection with completing the goodwill impairment analysis the Company also evaluated the recoverability of its long-lived assets at the ModusLink PTS and TFL reporting units. The asset groups for both ModusLink PTS and TFL are at the reporting unit level. Recoverability of these asset groups is determined by comparing forecasted undiscounted net cash flows of the reporting units to their respective carrying values. If the

7

FORM 10-K

Page 1 of 1

Exhibit D-1

MLNK FY2006 10-K

CMGI, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	July 31, 2006	July 31, 2005
	(in thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 131,728	$ 192,483
Available-for-sale securities	2,554	278
Short-term investments	94,450	—
Accounts receivable, trade, net of allowance for doubtful accounts of $1,123 and $2,107 at July 31, 2006 and 2005, respectively	175,391	162,913
Inventories	77,887	78,689
Prepaid expenses and other current assets	11,638	11,800
Current assets of discontinued operations	1,962	2,912
Total current assets	495,610	449,075
Property and equipment, net	46,020	40,579
Investments in affiliates	20,655	22,528
Goodwill	181,239	177,250
Other intangible assets	16,540	21,364
Other assets	3,139	5,888
Non-current assets of discontinued operations	16	5,000
	$ 763,219	$ 721,684
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term debt	$ 65	$ 1,670
Current installments of obligations under capital leases	321	304
Revolving line of credit	—	24,785
Accounts payable	151,077	134,252
Current portion of accrued restructuring	5,368	11,251
Accrued income taxes	5,502	2,778
Accrued expenses	43,526	43,024
Other current liabilities	2,754	3,797
Current liabilities of discontinued operations	4,775	2,576
Total current liabilities	213,388	224,437
Revolving line of credit	24,786	—
Long-term debt, less current installments	33	98
Long-term portion of accrued restructuring	6,831	7,912
Obligations under capital leases, less current installments	548	823
Other long-term liabilities	15,596	17,101
Non-current liabilities of discontinued operations	4,122	98
Stockholders' equity:		
Preferred stock, $0.01 par value per share. Authorized 5,000,000 shares; zero issued or outstanding as of July 31, 2006 and July 31, 2005	—	—
Common stock, $0.01 par value per share. Authorized 1,405,000,000 shares; issued and outstanding 483,948,888 shares at July 31, 2006 and 484,576,758 shares at July 31, 2005	4,865	4,846
Additional paid-in capital	7,455,076	7,453,851
Deferred compensation	—	(6,213)
Accumulated deficit	(6,968,315)	(6,983,260)
Accumulated other comprehensive income (loss)	6,289	1,991
Total stockholders' equity	497,915	471,215
	$ 763,219	$ 721,684

adjust for 1 for 10 reverse stock split = 48,394,888

See accompanying notes to consolidated financial statements.

$$\frac{497{,}915{,}000}{48{,}394{,}888} = 10.29$$

http://sec.gov/Archives/edgar/data/914712/000119312506208501/d10k.htm

10/24/2011

Form 10-K

Page 1 of 1

Exhibit D-2

MLNK FY 2011 10-K

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	July 31, 2011	July 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 111,225	$ 161,364
Available-for-sale securities	131	270
Accounts receivable, trade, net of allowance for doubtful accounts of $473 and $919 at July 31, 2011 and 2010, respectively	146,411	159,768
Inventories, net	77,102	74,096
Prepaid expenses and other current assets	10,876	14,226
Total current assets	345,745	409,724
Property and equipment, net	47,299	52,906
Investments in affiliates	12,016	13,016
Goodwill	3,058	16,207
Other intangible assets, net	4,699	24,173
Other assets	9,545	9,760
	$ 422,362	$ 525,786
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of obligations under capital leases	43	40
Accounts payable	114,588	132,098
Current portion of accrued restructuring	1,456	2,632
Accrued income taxes	180	48
Accrued expenses	36,384	45,729
Other current liabilities	7,029	4,773
Current liabilities of discontinued operations	1,817	1,791
Total current liabilities	161,497	187,111
Long-term portion of accrued restructuring	8	1,000
Obligations under capital leases, less current installments	22	29
Other long-term liabilities	15,773	15,656
Non-current liabilities of discontinued operations	1,883	3,289
Commitments and contingencies (See Note 12)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share. Authorized 5,000,000 shares; zero issued or outstanding as of July 31, 2011 and July 31, 2010	—	—
Common stock, $0.01 par value per share. Authorized 1,400,000,000 shares; 43,829,097 issued and outstanding shares at July 31, 2011; 44,039,938 issued and 43,729,338 outstanding shares at July 31, 2010	438	440
Additional paid-in capital	7,387,135	7,427,031
Treasury stock, at cost, 310,600 shares at July 31, 2010	—	(1,992)
Accumulated deficit	(7,170,030)	(7,121,015)
Accumulated other comprehensive income	25,636	14,237
Total stockholders' equity	243,179	318,701
	$ 422,362	$ 525,786

See accompanying notes to consolidated financial statements.

$$\frac{243,179,000}{43,829,097} = 5.55$$

http://sec.gov/Archives/edgar/data/914712/000119312511271739/d242972d10k.htm 10/24/2011

FORM 10-K

Page 1 of 1

Exhibit E-1

MLNK FY2006 10-K

CMGI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended July 31,		
	2006	2005	2004
Net revenue	$1,148,886	$1,053,507	$381,315
Operating expenses:			
Cost of revenue	1,030,655	933,063	359,989
Selling	20,068	21,578	4,458
General and administrative	83,233	80,613	36,470
Amortization of intangible assets	4,824	5,226	—
Restructuring, net	9,521	5,258	5,604
Total operating expenses	1,148,301	1,045,738	406,521
Operating income (loss)	585	7,769	(25,206)
Other income (expense):			
Interest income	6,218	3,766	3,569
Interest expense	(2,813)	(2,004)	(1,732)
Other gains (losses), net	28,518	2,614	44,982
Equity in losses of affiliates, net	(49)	(1,396)	(2,340)
Minority interest	—	—	(2,075)
	31,874	2,980	42,404
Income from continuing operations before income taxes	32,459	10,749	17,198
Income tax expense (benefit)	3,780	(19,933)	(69,532)
Income from continuing operations	28,679	30,682	86,730
Discontinued operations, net of income taxes:			
Gain (loss) from discontinued operations	(13,734)	(4,157)	245
Net income	$ 14,945	$ 26,525	$ 86,975
Basic and diluted earnings (loss) per share:			
Earnings from continuing operations	$ 0.06	$ 0.06	$ 0.22
Gain (loss) from discontinued operations	(0.03)	(0.00)	0.00
Earnings available to common stockholders	$ 0.03	$ 0.06	$ 0.22
Shares used in computing basic earnings per share	482,837	475,294	399,153
Shares used in computing diluted earnings per share	486,170	483,570	404,246

gross profit = 1,148,886
− 1,030,655
118,231

gross margin % = 118,231 / 1,148,886 = 10.3%

See accompanying notes to consolidated financial statements.

http://sec.gov/Archives/edgar/data/914712/000119312506208501/d10k.htm 10/24/2011

Form 10-K Page 1 of 1

Exhibit E-2

MLNK FY2011 10-K

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

gross margin % = 83,633 / 876,466 = 9.5%

	Years Ended July 31,		
	2011	2010	2009
Net revenue	$876,466	$923,996	$1,008,554
Cost of revenue	792,833	807,393	886,119
Gross profit	83,633	116,603	122,435
Operating expenses:			
Selling, general and administrative	85,187	92,855	100,409
Amortization of intangible assets	5,457	6,308	5,485
Impairment of goodwill and intangible assets	27,166	25,800	164,682
Restructuring, net	795	(1,433)	19,552
Total operating expenses	118,605	123,530	290,128
Operating loss	(34,972)	(6,927)	(167,693)
Other income (expense):			
Interest income	238	298	1,493
Interest expense	(453)	(561)	(802)
Other gains (losses), net	(4,663)	(988)	820
Equity in losses of affiliates and impairments	(4,308)	(2,129)	(16,565)
	(9,186)	(3,380)	(15,054)
Loss from continuing operations before income taxes	(44,158)	(10,307)	(182,747)
Income tax expense	4,527	5,162	10,831
Loss from continuing operations	(48,685)	(15,469)	(193,578)
Discontinued operations, net of income taxes:			
Income (loss) from discontinued operations	(330)	(2,318)	126
Net loss	$ (49,015)	$ (17,787)	$ (193,452)
Basic and diluted loss per share:			
Loss from continuing operations	$ (1.12)	$ (0.35)	$ (4.26)
Loss from discontinued operations	(0.01)	(0.05)	—
Net loss	$ (1.13)	$ (0.40)	$ (4.26)
Shares used in computing basic loss per share	43,294	44,104	45,372
Shares used in computing diluted loss per share	43,294	44,104	45,372

See accompanying notes to consolidated financial statements.

http://sec.gov/Archives/edgar/data/914712/000119312511271739/d242972d10k.htm 10/24/2011

Form 10-K Exhibit F-1 Page 1 of 1
MLNK FY2008 10-K, page 18

Drive operational efficiencies throughout our organization. As a result of the acquisition of Modus Media, Inc. in August 2004, the Company has been running multiple information technology systems at a significant cost. Our strategy is to operate an integrated supply chain system infrastructure that extends from front-end order management through distribution and returns management. This end-to-end solution will enable clients to link supply and demand in real time, improve visibility and performance throughout the supply chain, and provide real-time access to information for greater collaboration and making informed business decisions. We believe our clients will benefit greatly from a global integrated business solution while we also reduce our operating costs. Throughout the fourth quarter of fiscal 2008, we invested a total of $32.6 million in this initiative. We have substantially ended the implementation of this ERP system and dedicated project efforts have concluded. Any additional implementation of the ERP system will be undertaken on a case by case basis as part of our normal operational efforts. Another program that we expect will drive further operational efficiencies in the future is continued application of our lean sigma continuous improvement program. We believe this initiative will yield improved process standardization and operating efficiency gains, as well as lower our operating costs.

We believe that successful execution of these initiatives will enable us to improve our financial performance. We have developed financial operating metric goals which are dependent on the successful implementation of these initiatives and annual revenue growth on a percentage basis of high single to low double digits. These goals are to generate gross margins which along with an appropriate level of selling, general and administrative costs will result in an operating income margin range of 5% to 7%. From time to time we publicly state our progress against these goals and current expectation of when we believe we will attain these goals and begin operating at these levels. Among the key factors that will influence our performance against these goals are successful execution and implementation of our strategic initiatives, global economic conditions, especially in the technology sector, demand for our clients' products, and demand for outsourcing services.

For the fiscal year ended July 31, 2008, we reported net revenue of $1.1 billion, operating income of $0.4 million, income from continuing operations before income taxes of $23.7 million and net income of $9.1 million. We currently conduct business in The Netherlands, Hungary, France, Ireland, Czech Republic, Singapore, Taiwan, China, Malaysia, Japan, Australia and Mexico in addition to our United States operations. At July 31, 2008, we had cash and cash equivalents and available for sale securities of $162.1 million, and working capital of $238.7 million.

As of July 31, 2008, approximately 59%, 29% and 12% of our long-lived assets were located in the Americas, Asia and Europe, respectively. As of July 31, 2007, approximately 43%, 38% and 19% of our long-lived assets were located in the Americas, Asia and Europe, respectively. Approximately 67%, 67% and 60% of our consolidated net revenue was generated outside the United States during fiscal years 2008, 2007 and 2006, respectively.

As a large portion of our revenue comes from outsourcing services provided to clients such as hardware manufacturers, software publishers, telecommunications carriers, broadband and wireless service providers and consumer electronics companies, our operating performance could be adversely affected by declines in the overall performance of the technology sector. The market for our supply chain management products and services is very competitive. We also face pressure from our clients to continually realize efficiency gains in order to help our clients maintain their gross margins and profitability. Increased competition and client demands for efficiency improvements may result in price reductions, reduced gross margins and in some cases loss of market share. As a result of these competitive and client pressures, the gross margins in our business are low. Increased competition arising from industry consolidation and/or low demand for our clients' products and services may hinder our ability to maintain or improve our gross margins, profitability and cash flows. We must continue to focus on margin improvement, through implementation of our strategic initiatives, cost reductions and asset and employee productivity gains in order to improve the profitability of our business and maintain our competitive position. We are reacting to margin and pricing pressures in several ways, including efforts to target new vertical markets, expand our service offerings and to lower our infrastructure costs. We seek to lower our cost to service clients by moving work to lower-cost venues, establishing facilities closer to our clients to gain efficiencies, and other actions designed to improve the productivity of our operations.

Historically, a limited number of key clients have accounted for a significant percentage of our revenue. For the fiscal year ended July 31, 2008, sales to Hewlett-Packard, Advanced Micro Devices and SanDisk Corporation accounted for approximately 24%, 11%, and 10%, respectively, of our consolidated net revenue. During fiscal 2008, five clients accounted for approximately 55% of our consolidated net revenue. For the fiscal year ended July 31, 2007, sales to Hewlett-Packard and Advanced Micro Devices accounted for approximately 31% and 11%, respectively, of our consolidated net revenue. During fiscal 2007, five clients accounted for approximately 62% of our consolidated net revenue. Sales to two clients, Hewlett-Packard and Kodak, accounted for approximately 30% and 11%, respectively of our consolidated net revenue for fiscal year 2006. During fiscal 2006, five clients accounted for approximately 60% of our consolidated net revenue.

As previously announced, in February 2007, we were informed that a business unit of Hewlett-Packard intended to migrate away from a ModusLink program which had historically accounted for approximately $100.0 million of annual revenue. The

18

http://sec.gov/Archives/edgar/data/914712/000119312508210115/d10k.htm 10/25/2011

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FORM 10-K Exhibit F-4 Page 1 of 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended July 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File 000-23262

CMGI, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-2921333** (I.R.S. Employer Identification No.)
1100 Winter Street **Waltham, Massachusetts** (Address of principal executive offices)	**02451** (zip code)

(781) 663-5001
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of each Exchange on which registered:
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

http://www.sec.gov/Archives/edgar/data/914712/000119312507218477/d10k.htm 10/25/2011

Form 10-K Exhibit F-5 Page 1 of 129

10-K 1 d242972d10k.htm FORM 10-K

Table of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended July 31, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission file number: 000-23262

ModusLink Global Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-2921333** (I.R.S. Employer Identification No.)
1601 Trapelo Road **Waltham, Massachusetts** (Address of principal executive offices)	**02451** (Zip Code)

(781) 663-5001
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

FORM 10-K Page 1 of 1

Exhibit F-6

MLNK FY2007 10-K

CMGI, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	July 31, 2007	July 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 169,481	$ 131,728
Available-for-sale securities	959	2,554
Short-term investments	111,850	94,450
Accounts receivable, trade, net of allowance for doubtful accounts of $1,072 and $1,123 at July 31, 2007 and 2006, respectively	185,574	175,391
Inventories	60,945	77,887
Prepaid expenses and other current assets	11,659	11,638
Current assets of discontinued operations	91	1,962
Total current assets	540,559	495,610
Property and equipment, net	55,107	46,020
Investments in affiliates	30,460	20,655
Goodwill	178,276	181,239
Other intangible assets, net	11,719	16,540
Other assets	3,007	3,139
	$ 819,128	$ 763,203
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of obligations under capital leases	459	321
Accounts payable	151,233	151,077
Current portion of accrued restructuring	5,342	5,368
Accrued income taxes	7,288	5,502
Accrued expenses	50,710	43,526
Other current liabilities	2,539	2,819
Current liabilities of discontinued operations	2,782	4,775
Total current liabilities	220,353	213,388
Revolving line of credit	24,786	24,786
Long-term portion of accrued restructuring	5,136	6,831
Obligations under capital leases, less current installments	329	548
Other long-term liabilities	11,757	15,629
Non-current liabilities of discontinued operations	1,698	4,106
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value per share. Authorized 5,000,000 shares; zero issued or outstanding as of July 31, 2007 and July 31, 2006	—	—
Common stock, $0.01 par value per share. Authorized 1,405,000,000 shares; issued and outstanding 485,744,968 shares at July 31, 2007 and 483,948,888 shares at July 31, 2006	4,889	4,865
Additional paid-in capital	7,461,313	7,455,076
Accumulated deficit	(6,918,904)	(6,968,315)
Accumulated other comprehensive income	7,771	6,289
Total stockholders' equity	555,069	497,915
	$ 819,128	$ 763,203

See accompanying notes to consolidated financial statements.

39

Exhibit G-1

Capital IQ
A Standard & Poor's Business
ModusLink Global Solutions, Inc., Q1 2008 Earnings Call, Dec-03-2007

ModusLink Global Solutions, Inc. (NasdaqGS:MLNK)

Earnings Call Transcript

Monday, December 03, 2007 5:00 PM ET

Call Participants

Executives

Joseph C. Lawler
Chairman of the Board, President, Chief

Steven G. Crane
Chief Financial Officer, Treasurer

Analysts

Carlos Rangel
MAP

Capital IQ
A Standard & Poor's Business
ModusLink Global Solutions, Inc., Q1 2008 Earnings Call, Dec-03-2007

without appropriate applications of that cash and so we take a very active role in determining what the best use of that cash is and make those decisions on as timely a basis as we can.

<TAG>Michael London -

Private Investor</TAG>

Well, I'm sorry. That's just sounding like a broken record from my point of view, so --

Joseph C. Lawler
Chairman of the Board, President, Chief
I understand. I appreciate your questions and comments.

Operator
Our next question is from Jeffrey [Mettle]. Your line is now open.

<TAG>Jeffrey Mettle -

Private Investor</TAG>

I had a question on the level of SG&A associated with the redundancy in ERPs and call centers, and also what the level of CapEx and depreciation is going to be once the ERP is completed. And also my last question, and I'll let you go after that, is how hard it's going to be once ERP center is up and running, the new ERP is up and running to integrate any kind of acquisitions?

Steven G. Crane
Chief Financial Officer, Treasurer
Sorry, what was your first question on the level of SG&A?

<TAG>Jeffrey Mettle -

Private Investor</TAG>

It was what the level of SG&A is associated with the redundant ERPs and call centers.

Steven G. Crane
Chief Financial Officer, Treasurer
Okay.

<TAG>Jeffrey Mettle -

Private Investor</TAG>

I'm assuming once the ERP is installed, you are going to -- your level of SG&A should fall going forward.

Joseph C. Lawler
Chairman of the Board, President, Chief
What we've got, and we haven't specifically disclosed these

Date Created: Aug-15-2011 18

Capital IQ
A Standard & Poor's Business
ModusLink Global Solutions, Inc., Q1 2008 Earnings Call, Dec-03-2007

numbers, nor are we prepared to specifically disclose them now, but what is operating in our SG&A is today first of all the project costs associated with the design and implementation of the team that is implementing the SAP system. We carry that cost today.

Number two is we carry a redundant cost of data centers, multiple data centers that we operate and we will be moving to essentially a single data center with one back-up data center when we complete the implementation.

So as far as the CapEx and depreciation, we've indicated that it's a $31.5 million expense. That's what we've been spending over the past couple of years and we've reported those numbers going forward.

As far as the ability to integrate acquisitions into the new ERP platform, at this point in time I don't have a real simple answer except that it's a heck of a lot easier to integrate both a new client as well as an acquisition into a single instance ERP platform than it is to implement a new client or an acquisition into multiple instances.

So said differently, today we operate different ERP systems in Europe than we operate in Asia than we operate in the Americas and even bringing a new client on board of some significant size represents an on-boarding challenge for us. That becomes much simpler, much faster as a result of the systems and the same logic would apply to acquisitions.

<TAG>Jeffrey Mettle -
Private Investor</TAG>

So would the run-rate of -- as a follow-up, would the run-rate of maintenance CapEx be about $8 million to $10 million less a year going forward once ERP is installed?

Date Created: Aug-15-2011
19

Form 10-K Page 1 of 2

Exhibit G-2 (continued)

ITEM 6.— SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information of the Company for the five years ended July 31, 2011. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 below and our accompanying consolidated financial statements and notes to consolidated financial statements in Item 8 below. On March 18, 2008, we acquired Open Channel Solutions, Inc. During fiscal year 2009 Open Channel Solutions, Inc. changed its name to ModusLink Open Channel Solutions, Inc. ("ModusLink OCS"). Effective August 1, 2010 ModusLink OCS was merged with the Company's e-Business operations. On May 2, 2008, we acquired ModusLink PTS. On December 4, 2009, we acquired TFL. The following consolidated financial data includes the results of operations of the e-Business operations, ModusLink PTS and TFL from their dates of acquisition. The historical results presented herein are not necessarily indicative of future results.

	Years Ended July 31, (in thousands, except per share data)				
	2011	2010	2009	2008	2007
Consolidated Statements of Operations Data:					
Net revenue	$876,466	$923,996	$1,008,554	$1,068,207	$1,143,026
Cost of revenue	792,833	807,393	886,119	930,629	1,011,961
Selling, general and administrative	85,187	92,855	100,409	113,969	106,836
Amortization of intangible assets	5,457	6,308	5,485	3,773	4,821
Impairment of goodwill and intangible assets	27,166	25,800	164,682	14,000	—
Restructuring, net	795	(1,433)	19,552	5,465	4,643
Operating income (loss)	(34,972)	(6,927)	(167,693)	371	14,765
Interest income (expense), net	(215)	(263)	691	6,595	7,905
Other gains (losses), net	(4,663)	(988)	820	16,149	31,874
Equity in income (losses) of affiliates and impairments	(4,308)	(2,129)	(16,565)	589	1,726
Income tax expense	4,527	5,162	10,831	10,425	7,135
Income (loss) from continuing operations	(48,685)	(15,469)	(193,578)	13,279	49,135
Income (loss) from discontinued operations, net of income taxes	(330)	(2,318)	126	(4,151)	276
Net income (loss)	$(49,015)	$(17,787)	$(193,452)	$9,128	$49,411
Basic and Diluted earnings (loss) per share:					
Earnings from continuing operations	$(1.12)	$(0.35)	$(4.26)	$0.28	$1.00
Income (loss) from discontinued operations, net of income taxes	(0.01)	(0.05)	0.00	(0.09)	0.01
Net earnings (loss)	$(1.13)	$(0.40)	$(4.26)	$0.19	$1.01
Shares used in computing basic earnings (loss) per share	43,294	44,104	45,372	47,747	48,455
Shares used in computing diluted earnings (loss) per share	43,294	44,104	45,372	47,901	48,833

	As of July 31, (in thousands)				
	2011	2010	2009	2008	2007
Consolidated Balance Sheet Data:					
Working capital	$184,248	$222,613	$236,979	$238,742	$320,206
Total assets	422,362	525,786	555,821	810,560	819,128
Long-term obligations	17,686	19,974	21,109	29,413	43,706
Stockholders' equity	243,179	318,701	345,598	545,974	555,069

17

Exhibit I

ModusLink Global Solutions, Inc - News Release

Page 1 of 8

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ModusLink GLOBAL SOLUTIONS

News Release

ModusLink Global Solutions Reports 2011 Fourth Quarter and Fiscal Year Financial Results

Company announces acceleration of investing and cost reduction plan
Announces favorable tax treatment of March 2011 special dividend

WALTHAM, Mass., Sep 27, 2011 (BUSINESS WIRE) --

ModusLink Global Solutions(TM), Inc. (NASDAQ: MLNK) today reported financial results for its 2011 fourth quarter and fiscal year ended July 31, 2011.

Fourth Quarter Financial Summary

- Net revenue of $198.8 million compared with $228.1 million in the fourth quarter of fiscal 2010
- Gross margin as a percentage of revenue of 8.9% compared to 10.7% in the fourth quarter of fiscal 2010
- Operating loss of $4.4 million compared to operating loss of $25.8 million in the fourth quarter of fiscal 2010, which included goodwill impairment charges of $25.8 million
- Non-GAAP operating income of $1.6 million compared to $4.9 million in the fourth quarter of fiscal 2010

Full Year Fiscal 2011 Financial Summary

- Net revenue of $876.5 million, compared to net revenue of $924.0 million in fiscal 2010
- Gross margin as a percentage of revenue of 9.5% compared to 12.6% in the previous year
- Operating loss of $35.0 million, including goodwill and intangible asset impairment charges of $27.2 million, compared to operating loss of $6.9 million, including goodwill impairment charges of $25.8 million, in the prior fiscal year
- Non-GAAP operating income of $18.7 million compared to $44.8 million in fiscal 2010

"While our fourth quarter and fiscal 2011 full year results showed the effects of pressures such as pricing, the use of fewer materials in clients' packaged products and lower volumes in certain client programs, we concluded fiscal 2011 with revenue from new programs 18% higher than the prior fiscal year," said Joseph C. Lawler, chairman, president and chief executive officer of ModusLink Global Solutions.

"Despite the improvement in revenue from new programs for fiscal 2011, more work is needed to gain sufficient traction to improve our revenue trends. Therefore, we are accelerating the plan that we began in the second half of fiscal 2011, which includes investments in sales and marketing and a focus on cost reduction actions to position our business for top-line growth and renewed profitability. We expect to begin to see the benefits from these actions in the second half of fiscal 2012 as our programs take hold, with a much greater benefit in fiscal 2013," added Lawler.

ModusLink today announced cost reduction plans that are expected to result in annualized cost savings of between $30 and $40 million. The Company estimates approximately $15 to $20 million of benefit for the 2012 fiscal year. ModusLink intends to reinvest most of the savings realized in fiscal 2012 in sales and marketing, and other important initiatives to better penetrate its markets and create a more competitive platform.

Key components of the Company's investing and cost reduction plan include:

ModusLink Global Solutions, Inc - News Release Page 2 of 8

- investments in sales and marketing, implementing price optimization strategies and refining sales processes to drive future sales growth;
- cost alignment initiatives, including executing strategic sourcing initiatives, reducing labor costs and restructuring of facilities to better align capacity with product volumes from clients;
- working capital improvements such as strengthening inventory management and other financial processes to improve cash flow; and
- strengthening the Company's leadership team.

Fourth Quarter Financial Results

ModusLink reported net revenue of $198.8 million for the fourth quarter of fiscal 2011, a decrease of 12.9% compared to net revenue of $228.1 million reported in the fourth quarter of fiscal 2010. Revenue from the Company's base business in the fourth quarter of fiscal 2011 was $183.4 million, a decrease of 9.3% compared to the same period a year ago, primarily as a result of lower volumes from certain client programs and clients using less materials in their packaged products(1). Revenue generated from new programs for the fourth quarter of fiscal 2011 was $15.4 million, a decrease of 40.8% compared to the fourth quarter of fiscal 2010.

Gross profit for the fourth quarter of fiscal 2011 was $17.7 million, or 8.9% of revenue, compared to $24.4 million, or 10.7% of revenue, in the fourth quarter of fiscal 2010. The decrease in gross margin as a percentage of revenue in the fourth quarter of fiscal 2011 was primarily due to lower volumes from certain client programs and a less profitable revenue mix. Also contributing to the decrease were higher inventory charges and severance costs, which had a 100 basis point unfavorable impact when comparing the fourth quarter of fiscal 2011 to the year ago period.

Operating loss for the fourth quarter of fiscal 2011 was $4.4 million, compared to operating loss of $25.8 million in the fourth quarter of fiscal 2010, which included non-cash goodwill impairment charges of $25.8 million. Restructuring expenses for the fourth quarter were a credit of $0.4 million compared to a credit of $1.9 million in the fourth quarter of fiscal 2010. The credit in the fourth quarter of fiscal 2011 related to a recovery of costs associated with a facility that had been restructured in a previous year and the credit in the 2010 period was primarily driven by the reversal of restructuring charges accrued in previous years.

Other income (expense) was an expense of $3.7 million in the fourth quarter of fiscal 2011 compared to income of $0.4 million in the fourth quarter of fiscal 2010. The $4.1 million change was driven primarily by an unfavorable impact from foreign currency transactions and losses associated with the Company's @Ventures portfolio.

Net loss for the fourth quarter of fiscal 2011 was $8.9 million, or ($0.21) per share, compared to net loss of $25.5 million, or ($0.58) per share, for the same period in fiscal 2010, which included goodwill impairment charges of $25.8 million.

Excluding net charges related to depreciation, amortization of intangible assets, share-based compensation, restructuring and impairment of goodwill, the Company reported non-GAAP operating income of $1.6 million for the fourth quarter of fiscal 2011, compared to $4.9 million for the same period in fiscal 2010.

As of July 31, 2011, the Company had working capital of approximately $184.2 million, compared to $222.6 million at July 31, 2010. Included in working capital as of July 31, 2011 were cash, cash equivalents and marketable securities totaling $111.4 million compared to $161.6 million at July 31, 2010. In the third quarter of fiscal 2011, ModusLink paid a special cash dividend of $40 million in aggregate, which was funded by cash on the Company's balance sheet. The Company concluded the quarter with no outstanding bank debt.

For the fourth quarter of fiscal 2011, net cash used for operating activities was $3.5 million compared to cash flow from operating activities of $7.4 million in the same period in 2010. Cash used for operating activities in the fourth quarter of fiscal 2011 reflected the net loss reported during the period.

"We worked to effectively manage expenses through a difficult year, while maintaining a sharp focus on creating value for our stockholders," said Steven G. Crane, chief financial officer of ModusLink Global Solutions. "After issuing a special cash dividend of $40 million in aggregate to our stockholders, we remain debt free, and have more than $100 million in cash. While we still face challenges, we have a solid financial foundation in place and a significant market opportunity in front of us. We believe we are well positioned to restructure our operations and invest in key areas of our business to put ModusLink on a trajectory of long-term growth and value creation for our stockholders."

ModusLink Global Solutions, Inc - News Release Page 3 of 8

Investing and Cost Reduction Plans

The Company is planning to reinvest approximately $15 million of the savings realized in fiscal 2012 to support growth initiatives, including investments in sales and marketing as well as short-duration consulting and other projects. The Company is planning to reduce those expenses by $6 million in fiscal 2013 as the short-duration elements of the investments conclude.

In addition, the Company expects approximately $10 to $15 million of restructuring and other one-time costs associated with the cost reduction plan in fiscal 2012.

"We are taking aggressive action to improve ModusLink's revenue trends and profitability," said Lawler. "We are making progress strengthening our sales and marketing organization, and with the cost reduction actions we are taking, we expect to see meaningful improvements in operating profitability in fiscal 2013."

Outlook

For the first quarter of fiscal 2012, the Company expects a sequential increase in revenue, compared to the fourth quarter of fiscal 2011, at a rate that is similar to the seasonal increase that the Company has experienced in recent years.

Tax Treatment for 2011 Special Dividend

ModusLink also announced favorable tax treatment of the special cash dividend of $40 million in aggregate that was distributed to ModusLink stockholders in March 2011. ModusLink, in conjunction with outside tax advisors, has completed a review and analysis of the Company's current and cumulative earnings and profits as of the year ended fiscal 2011 to determine the tax treatment of the special dividend. ModusLink has concluded that the entire portion of the special dividend will be treated as a return of capital for U.S. Federal income tax purposes.

IRS Circular 230 Disclosure

The discussion contained in this press release as to tax matters is not intended or written to be used, and cannot be used, for the purpose of avoiding United States federal income tax penalties. Such discussion is written to support matters addressed in this press release. Each taxpayer should seek advice based on the taxpayer's particular circumstance from an independent tax advisor.

Conference Call Information

As previously announced, ModusLink Global Solutions, Inc. will hold a conference call to discuss its 2011 fourth quarter and fiscal year financial results at 5:00 p.m. ET on Tuesday, September 27, 2011. Investors can listen to the conference call on the Internet at www.ir.moduslink.com. To listen to the live call, go to the website at least 15 minutes prior to the start time to download and install the necessary audio software.

About ModusLink Global Solutions, Inc.

ModusLink Global Solutions, Inc. designs and executes global value chain strategies to solve clients' cost, time-to-market, customer satisfaction and revenue objectives. Our supply chain, aftermarket, e-Business and entitlement management solutions support the end-to-end product lifecycles of the world's leading technology and consumer goods companies. ModusLink has more than 25 years of experience executing complex supply chain processes such as sourcing, configuration and fulfillment. We can manage these critical functions seamlessly with a client's global e-Business initiative or an integrated aftermarket program, including alternative channel recovery for at-risk inventory. Backed by a footprint of more than 25 solution centers in 14 countries, ModusLink clients can react quickly to shifting market dynamics impacting value chain performance and revenues. For more information about ModusLink's flexible, scalable and sustainable solutions, visitwww.moduslink.com or www.valueunchained.com, the blog for value chain professionals.

(1) New programs defined as client programs that have been executed for fewer than 12 months. Base business defined as

ModusLink Global Solutions, Inc - News Release Page 4 of 8

client programs that have been executed for 12 months or more.

Non-GAAP Information

The Company believes that its non-GAAP measure of operating income/(loss) ("non-GAAP operating income/(loss)") provides investors with a useful, supplemental measure of the Company's operating performance by excluding the impact of non-cash charges and restructuring activities. Each of the excluded items was excluded because it may be considered to be of a non-operational or non-cash nature. Historically, the Company has recorded significant impairment and restructuring charges. These charges, as well as charges related to depreciation, amortization of intangible assets and stock-based compensation, have been excluded for the purpose of enhancing the understanding by both management and investors of the underlying baseline operating results and trends of the business, which management uses to evaluate our financial performance for purposes of planning and forecasting future periods. Non-GAAP operating income/(loss) does not have any standardized definition and, therefore, is unlikely to be comparable to similar measures presented by other reporting companies. Non-GAAP operating income/(loss) should not be evaluated in isolation of, or as a substitute for, the Company's financial results prepared in accordance with United States generally accepted accounting principles. The Company's usage of non-GAAP operating income/(loss), and the underlying methodology in excluding certain charges, is not necessarily an indication of the results of operations that may be expected in the future, or that the Company will not, in fact, incur such charges in future periods. A table reconciling the Company's non-GAAP operating income/(loss) to its GAAP operating income/(loss) and its GAAP net income/(loss) is included in the statement of operations information in this release.

ModusLink Global Solutions is a registered trademark of ModusLink Global Solutions, Inc. All other company names and products are trademarks or registered trademarks of their respective companies.

This release contains forward-looking statements, which address a variety of subjects including, for example, the Company's investment and cost reduction plan and timing and impact of the expected benefits of such program; the amount of expected cost savings in fiscal 2012 and on an annualized basis and resulting benefits in fiscal 2012 and fiscal 2013; the amount and intended use of reinvested savings; the expected reduction in short-duration project expenditures; the expected amount of restructuring and other one-time costs associated with the cost reduction plan in fiscal 2012; the expected growth in revenue and profits as a result of the investing and cost reduction plan; and expectations as to revenue in the first quarter of fiscal 2012 as compared with the fourth quarter of fiscal 2011.All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's success, including its ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally, depends on its ability to execute on its business strategy, including the announced investment and costs savings plan and the continued and increased demand for and market acceptance of its services; global economic conditions, especially in the technology sector are uncertain and subject to volatility; demand for our clients' products may decline or may not achieve the levels anticipated by our clients; the Company's management may face strain on managerial and operational resources as they try to oversee the expanded operations; the Company may not realize the expected benefits of its restructuring and cost cutting actions; the Company may not be able to expand its operations in accordance with its business strategy; the Company's cash balances may not be sufficient to allow the Company to meet all of its business and investment goals; the Company may experience difficulties integrating technologies, operations and personnel in accordance with its business strategy; the Company derives a significant portion of its revenue from a small number of customers and the loss of any of those customers could significantly damage the Company's financial condition and results of operations; the Company frequently sells to its supply chain management clients on a purchase order basis rather than pursuant to contracts with minimum purchase requirements, and therefore its sales and the amount of projected revenue that is actually realized are subject to demand variability; risks inherent with conducting international operations; tax rate expectations are based on current tax law and current expected income and may be affected by the jurisdictions in which profits are determined to be earned and taxed, changes in estimates of credits, benefits and deductions, the resolution of issues arising from tax audits with various tax authorities, including payment of interest and penalties and the ability to realize deferred tax assets;the mergers and acquisitions and IPO markets are inherently unpredictable and liquidity events for companies in the Company's venture capital portfolio may not occur; and increased competition and technological changes in the markets in which the Company competes.For a detailed discussion of cautionary statements that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements represent management's current expectations and are inherently uncertain. We do not undertake any obligation to update forward-looking statements made by us.

ModusLink Global Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations

ModusLink Global Solutions, Inc - News Release Page 5 of 8

(In thousands, except per share data)
(Unaudited)

	Three months ended July 31,			Years ended July 31,		
	2011	2010	Fav (Unfav)	2011	2010	Fav (Unfav)
Net revenue	$198,798	$228,133	-12.9%	$876,466	$923,996	-5.1%
Cost of revenue	181,144	203,686	11.1%	792,833	807,393	1.8%
Gross profit	17,654	24,447	-27.8%	83,633	116,603	-28.3%
	8.9%	10.7%	-1.8%	9.5%	12.6%	-3.1%
Operating expenses:						
Selling, general and administrative	21,390	24,586	13.0%	85,187	92,855	8.3%
Amortization of intangible assets	1,037	1,679	38.2%	5,457	6,308	13.5%
Impairment of goodwill & intangible assets	-	25,800	100.0%	27,166	25,800	-5.3%
Restructuring, net	(406)	(1,858)	78.1%	795	(1,433)	155.5%
Total operating expenses	22,021	50,207	56.1%	118,605	123,530	4.0%
Operating loss	(4,367)	(25,760)	83.0%	(34,972)	(6,927)	-404.9%
Other income (expense)	(3,673)	440	-934.8%	(9,186)	(3,380)	-171.8%
Loss from continuing operations before taxes	(8,040)	(25,320)	68.2%	(44,158)	(10,307)	-328.4%
Income tax expense	754	165	-357.0%	4,527	5,162	12.3%
Loss from continuing operations	(8,794)	(25,485)	65.5%	(48,685)	(15,469)	-214.7%
Discontinued operations, net of income taxes:						
Loss from discontinued operations	(91)	-	-100.0%	(330)	(2,318)	85.8%
Net loss	$ (8,885)	$ (25,485)	65.1%	$ (49,015)	$ (17,787)	-175.6%
Basic and diluted loss per share:						
Loss from continuing operations	$ (0.21)	$ (0.58)	63.8%	$ (1.12)	$ (0.35)	-220.0%
Loss from discontinued operations	$ -	$ -	0.0%	$ (0.01)	$ (0.05)	80.0%
Net loss	$ (0.21)	$ (0.58)	63.8%	$ (1.13)	$ (0.40)	-182.5%
Shares used in computing basic loss per share	43,317	43,652		43,294	44,104	
Shares used in computing diluted loss

ModusLink Global Solutions, Inc - News Release

Page 6 of 8

per share	43,317	43,652	43,294	44,104

ModusLink Global Solutions, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	July 31, 2011	July 31, 2010
Assets:		
Cash and cash equivalents	$111,225	$161,364
Available-for-sale securities	131	270
Accounts receivable, trade, net	146,411	159,768
Inventories, net	77,102	74,096
Prepaid expenses and other current assets	10,876	14,226
Total current assets	345,745	409,724
Property and equipment, net	47,299	52,906
Investments in affiliates	12,016	13,016
Goodwill	3,058	16,207
Other intangible assets, net	4,699	24,173
Other assets	9,545	9,760
	$422,362	$525,786
Liabilities:		
Current installments of obligations under capital leases	$ 43	$ 40
Accounts payable	114,588	132,098
Current portion of accrued restructuring	1,456	2,632
Accrued income taxes	180	48
Accrued expenses	36,384	45,729
Other current liabilities	7,029	4,773
Current liabilities of discontinued operations	1,817	1,791
Total current liabilities	161,497	187,111
Long-term portion of accrued restructuring	8	1,000
Obligations under capital leases, less current installments	22	29
Other long-term liabilities	15,773	15,656
Non-current liabilities of discontinued operations	1,883	3,289
	17,686	19,974
Stockholders' equity	243,179	318,701
	$422,362	$525,786

ModusLink Global Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations Information
(In thousands)
(Unaudited)

Three months ended		Years ended	
July 31,	July 31,	July 31,	July 31,

ModusLink Global Solutions, Inc - News Release

Page 7 of 8

		2011		2010		2011		2010
Net revenue:								
Americas		68,970		79,792		296,847		308,702
Asia		57,164		61,508		234,568		264,704
Europe		56,960		67,102		276,454		285,875
TFL		5,528		10,007		29,471		23,712
All other		10,176		9,724		39,126		41,003
	$	198,798	$	228,133	$	876,466	$	923,996
Operating income (loss):								
Americas		(4,724)		(15,944)		(29,271)		(24,472)
Asia		10,228		7,617		30,010		49,393
Europe		(4,068)		232		(5,053)		(2,620)
TFL		(1,292)		(11,509)		(16,139)		(12,244)
All other		370		(3,173)		1,900		(2,947)
		514		(22,777)		(18,553)		7,110
Other reconciling items		(4,881)		(2,983)		(16,419)		(14,037)
	$	(4,367)	$	(25,760)	$	(34,972)	$	(6,927)
Non-GAAP operating income (loss):								
Americas		(3,001)		(980)		(5,369)		(2,383)
Asia		11,634		9,292		36,997		56,291
Europe		(2,417)		(50)		1,327		1,927
TFL		(1,212)		(1,003)		(4,026)		(1,226)
All other		841		93		3,823		1,755
		5,845		7,352		32,752		56,364
Other reconciling items		(4,259)		(2,432)		(14,043)		(11,595)
	$	1,586	$	4,920	$	18,709	$	44,769

Note: Non-GAAP operating income represents total operating income, excluding net charges related to depreciation, amortization of intangible assets, impairment of goodwill & intangible assets, share-based compensation, and restructuring.

TABLE RECONCILING NON-GAAP OPERATING INCOME TO GAAP OPERATING LOSS AND NET LOSS

NON-GAAP Operating income	$	1,586	$	4,920	$	18,709	$	44,769
Adjustments:								
Depreciation		(4,461)		(4,200)		(16,782)		(16,867)
Amortization of intangible assets		(1,037)		(1,679)		(5,457)		(6,308)
Impairment of goodwill & intangible assets		-		(25,800)		(27,166)		(25,800)
Share-based compensation		(861)		(859)		(3,481)		(4,154)
Restructuring, net		406		1,858		(795)		1,433
GAAP Operating loss	$	(4,367)	$	(25,760)	$	(34,972)	$	(6,927)
Other income (expense), net		(3,673)		440		(9,186)		(3,380)